EXHIBIT 99.1

NOMAD ROYALTY COMPANY COMPLETES ACQUISITION OF CORAL GOLD

Montreal, QC and Vancouver, BC – November 19, 2020

Nomad Royalty Company Ltd. (“Nomad”) (TSX: NSR and OTCQX: NSRXF) and Coral Gold Resources Ltd. (“Coral”) (TSX-V: CLH; OTCQX: CLHRF) are pleased to announce that Nomad has completed its previously announced acquisition of Coral pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the “Transaction”).

Pursuant to the Transaction, Nomad acquired all of the outstanding shares of Coral (“Coral Shares”). Coral shareholders received, for each Coral Share held, consideration consisting of C$0.05 in cash and 0.80 of a unit (a “Unit”) of Nomad (collectively, the “Consideration”). Each whole Unit is comprised of one Nomad common share (a “Nomad Share) and one-half of a common share purchase warrant (a “Warrant”). Each full Warrant entitles the holder thereof to purchase one additional Nomad Share at a price of C$1.71 for a period of two years following the date hereof. If the daily volume-weighted average trading price of Nomad Shares on the Toronto Stock Exchange exceeds the Warrant exercise price by at least 25% for any period of 20 consecutive trading days after one year from the date hereof, Nomad will have the right to give notice in writing to the holders of the Warrants that the Warrants will expire 30 days following such notice, unless exercised prior thereto.

Upon surrender to Computershare Trust Company of Canada (the “Depositary”) of certificates representing Coral Shares that were outstanding immediately prior to the effective time of the Arrangement, together with a duly completed and executed Letter of Transmittal, registered holders of such shares are entitled to receive the Consideration pursuant to, and subject to the terms and conditions of, the Plan of Arrangement. Each registered shareholder (other than CDS and DTC) will receive a Direct Registration Advice (“DRS Advise”), evidencing the Nomad Shares and Warrants held by such shareholder. A shareholder can request to receive a physical share certificate representing the Nomad Shares or physical warrant certificate representing the Warrants by completing the information accompanying the DRS Advise. Any questions regarding payment of the Consideration, including any requests for an additional copy of the Letter of Transmittal, should be directed to the Depositary via telephone at 1-800-564-6253 (toll free in North America) or via email at corporateactions@computershare.com.

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Non-registered holders of Coral Shares that were outstanding immediately prior to the effective time of the Arrangement should contact their nominee (i.e., broker, trust company, bank or other registered holder) which holds the certificates representing such securities, on their behalf to arrange for surrender and payment pursuant to the Arrangement.

As a result of the Transaction, the Coral Shares are expected to be delisted from the TSX Venture Exchange (the “TSXV”) and any other stock exchange on which the Coral Shares are listed or quoted, after the close of business on Friday, November 20, 2020, and Nomad will apply to have Coral cease to be a reporting issuer in every province of Canada in which it is a reporting issuer. Nomad has applied to list the Warrants issuable pursuant to the Arrangement and the TSX has conditionally approved the listing of the Warrants, subject to Nomad fulfilling all of the standard requirements of the TSX, which cannot be assured.

As a result of the closing of the Transaction, there are 564,520,578 common shares of Nomad issued and outstanding on a non-diluted basis.

CONTACT INFORMATION

For more information about Nomad Royalty Company, please visit Nomad’s website at www.nomadroyalty.com or email us:

Vincent Metcalfe, CEO vmetcalfe@nomadroyalty.com	Joseph de la Plante, CIO jdelaplante@nomadroyalty.com

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ABOUT NOMAD

Nomad Royalty Company Ltd. is a gold & silver royalty company that purchases rights to a percentage of the gold or silver produced from a mine, for the life of the mine. Following the Transaction, Nomad owns a portfolio of 13 royalty, stream, and gold loan assets, of which 6 are on currently producing mines. Nomad plans to grow and diversify its low-cost production profile through the acquisition of additional producing and near-term producing gold & silver streams and royalties. For more information please visit: www.nomadroyalty.com.

Nomad Royalty Company Ltd.

500-1275 ave. des Canadiens-de-Montréal

Montreal, Québec H3B 0G4

ABOUT CORAL

Coral is a precious metals exploration company, where it has explored one of the world’s richest gold districts in Nevada for over 30 years. Coral’s primary asset is a sliding scale net smelter returns production royalty on Nevada Gold Mines LLC’s (“NGM”) Robertson Property in Nevada. Coral also holds a portfolio of strategically-located exploration projects near NGM’s Pipeline/Cortez Mine Complex on Nevada’s Battle Mountain/Cortez Trend. For more information please visit: www.coralgold.com

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Forward-Looking Statements

Certain statements contained in this press release may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address events or developments that Nomad and Coral expect to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur including, without limitation, the delisting of the Coral Shares from the TSXV and any other exchange on which the Coral Shares are listed or quoted (and the timing thereof), Nomad’s application to have Coral cease to be a reporting issuer in every province of Canada in which it is a reporting issuer; the exploration update and development of the Robertson Property; and Nomad’s intention with Coral’s business after closing of the Transaction. Although Nomad and Coral believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future results, which may differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include the response from the TSXV regarding the request for the Coral Shares delisting, the impossibility to acquire royalties, streams and to fund precious metal streams, gold prices, Nomad’s royalty and stream interests, mineral resource estimates, access to skilled consultants, results of mining operations, exploration and development activities for properties with respect to which Nomad holds a royalty or stream, uninsured risks, regulatory changes, defects in title, availability of personnel, materials and equipment, timeliness of government or court approvals, actual performance of facilities, equipment and processes relative to specifications and expectations, unanticipated environmental impacts on operations, market prices, continued availability of capital and financing and general economic, market or business conditions. These risks, uncertainties and other factors include, but are not limited to, those described under “COVID-19” and “Risks and Uncertainties” in Nomad’s Management Discussion and Analysis for the three and nine month periods ended September 30, 2020, as well as those described under “Risk Factors” in Nomad’s short form base shelf prospectus dated September 30, 2020, copies of which are available on Nomad’s profile on SEDAR at www.sedar.com. Nomad and Coral caution that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the forward looking statements contained herein should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Nomad and Coral believe that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this press release should not be unduly relied upon. These statements speak only as of the date of this press release. Nomad and Coral undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

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